SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

TEXAS MINERAL RESOURCES CORP.
(Name of Issuer) Common Stock
(Title of Class of Securities) 882672108
(CUSIP Number) Neil H. Koffler c/o SC Fundamental LLC 747 Third Avenue, 27th Floor New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) December 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1             The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882672108	13D	Page 2 of 16 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental Value Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds WC/OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization Delaware
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	8,276,401
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	8,276,401
11.	aggregate amount beneficially owned by each reporting person	8,276,401
12.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (9)	16.73%
14.	type of reporting person (See Instructions) PN

CUSIP No. 882672108	13D	Page 3 of 16 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization New York
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	8,276,401
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	8,276,401
11.	aggregate amount beneficially owned by each reporting person	8,276,401
12.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (9)	16.73%
14.	type of reporting person (See Instructions) PN

CUSIP No. 882672108	13D	Page 4 of 16 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fund Management Profit Sharing Plan
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds WC/OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization Delaware
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	2,250,000
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	2,250,000
11.	aggregate amount beneficially owned by each reporting person	2,250,000
12.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (9)	4.78%
14.	type of reporting person (See Instructions) PN

CUSIP No. 882672108	13D	Page 5 of 16 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Peter M. Collery
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization United States of America
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	10,526,401
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	10,526,401
11.	aggregate amount beneficially owned by each reporting person	10,526,401
12.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (9)	20.65%
14.	type of reporting person (See Instructions) IN

CUSIP No. 882672108	13D	Page 6 of 16 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Edward A. Collery
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization United States of America
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	8,687,770
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	8,687,770
11.	aggregate amount beneficially owned by each reporting person	8,687,770
12.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (9)	17.49%
14.	type of reporting person (See Instructions) IN

CUSIP No. 882672108	13D	Page 7 of 16 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Neil H. Koffler
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization United States of America
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	8,276,401
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	8,276,401
11.	aggregate amount beneficially owned by each reporting person	8,276,401
12.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (9)	16.73%
14.	type of reporting person (See Instructions) IN

CUSIP No. 882672108	13D	Page 8 of 16 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) John T. Bird
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization United States of America
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	8,276,401
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	8,276,401
11.	aggregate amount beneficially owned by each reporting person	8,276,401
12.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (9)	16.73%
14.	type of reporting person (See Instructions) IN

CUSIP No. 882672108	13D	Page 9 of 16 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) David A. Hurwitz
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO/PF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization United States of America
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	8,276,401
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	8,276,401
11.	aggregate amount beneficially owned by each reporting person	8,276,401
12.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (9)	16.73%
14.	type of reporting person (See Instructions) IN

CUSIP No. 882672108	13D	Page 10 of 16 Pages

ITEM 1. Security and Issuer

(a)	The name of the issuer is Texas Mineral Resources Corp. (TMRC) (the “Issuer”).
(b)	The address of the Issuer’s principal executive offices is 516 South Spring Avenue, Tyler, Texas 75702.

This Schedule 13D (the “Schedule”) relates to the common stock (“Common Stock”), of the Issuer.

ITEM 2. Identity and Background

This Schedule is being filed with respect to the Common Stock of the Issuer which are beneficially owned by the following reporting persons:

(i)	SC Fundamental Value Fund, L.P. (the “Fund”)
(ii)	SC Fundamental LLC (“SCFLLC”)
(iii)	SC Fund Management Profit Sharing Plan (the “Plan”)
(iv)	Peter M. Collery (“P. Collery”)
(v)	Edward A. Collery (“E Collery”)
(vi)	Neil H. Koffler (“Koffler”)
(vii)	John T. Bird (“Bird”) and
(viii)	David A. Hurwitz (“Hurwitz”, and together with the Fund, SCFLLC, the Plan, P. Collery, E. Collery, Koffler, Bird and Hurwitz, the “Reporting Persons”).

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Fund is a Delaware limited partnership. The principal business of the Fund is investing in securities. The business address of the Fund is 747 Third Avenue, 27th Floor New York, New York 10017. During the last five years, neither the Fund nor its general partner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCFLLC is a New York limited liability company and is the general partner of the Fund. The principal business of SCFLLC is serving in such capacity and investing in securities. The business address of SCFLLC is 747 Third Avenue, 27th Floor New York, New York 10017. During the last five years, neither SCFLLC nor any of its members have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of each member of SCFLLC is set forth on Schedule A attached hereto.

CUSIP No. 882672108	13D	Page 11 of 16 Pages

The Plan is a United States employee savings and profit sharing plan. The principal business of the Plan is investing in securities. The business address of the Plan is 747 Third Avenue, 27th Floor New York, New York 10017. During the last five years, neither the Plan nor its principals have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

P. Collery is a citizen of the United States having a business address at c/o SC Fundamental LLC, 747 Third Avenue, 27th Floor New York, New York 10017. The principal occupation of P. Collery is acting as an employee member of SCFLLC and SC Fund Management LLC (“SCFMLLC”). During the last five years, P. Collery has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

E. Collery is a citizen of the United States having a business address at c/o SC Fundamental LLC, 747 Third Avenue, 27th Floor New York, New York 10017. The principal occupation of E. Collery is acting as an employee member of SCFLLC and SCFMLLC. During the last five years, E. Collery has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Koffler is a citizen of the United States having a business address at c/o SC Fundamental LLC, 747 Third Avenue, 27th Floor New York, New York 10017. The principal occupation of Koffler is acting as an employee member of SCFLLC and SCFMLLC. During the last five years, Koffler has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Bird is a citizen of the United States having a business address at c/o SC Fundamental LLC, 747 Third Avenue, 27th Floor New York, New York 10017. The principal occupation of Bird is acting as an employee member of SCFLLC and SCFMLLC. During the last five years, Bird has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Hurwitz is a citizen of the United States having a business address at c/o SC Fundamental LLC, 747 Third Avenue, 27th Floor New York, New York 10017. The principal occupation of Hurwitz is acting as an employee member of SCFLLC and SCFMLLC. During the last five years, Hurwitz has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 882672108	13D	Page 12 of 16 Pages

ITEM 3. Source and Amount of Funds or Other Consideration

The Fund has purchased from the Issuer, in a series of private placement and open market transactions, an aggregate of 4,399,777 shares of common stock, $0.01 par value (“Common Stock”) of the Issuer as well as 3,876,624 warrants (“Warrants”), consisting of 2,938,312 Warrants exercisable at $0.35 per share of Common Stock, and 938,312 Warrants exercisable at $0.50 per share of Common Stock, for a total consideration of $1,317,128, derived from the Fund’s working capital.

The Plan has purchased from the Issuer, in a private placement, units comprised of 750,000 shares of Common Stock and 1,500,000 Warrants, exercisable at $0.35 per share of Common Stock, for a total consideration of $200,000, derived from the Plan’s working capital.

E. Collery has purchased from the Issuer, in a series of private placement and open market transactions, an aggregate of 211,369 shares of Common Stock of the Issuer as well as 200,000 Warrants, exercisable at $0.35 per share of Common Stock, for a total consideration of $41,378.27, derived from E. Collery’s personal funds.

ITEM 4. Purpose of Transaction

The Reporting Persons purchased securities of the Issuer in the ordinary course of business. Such securities are held for investment purposes.

Each Reporting Person expects to continuously review such persons investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose of or distribute some or all of its of his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of its voting rights with respect to their shares of Issuer Common Stock.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer

(a)-(b) The Fund, SCFLLC, Koffler, Bird and Hurwitz may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 8,276,401 shares of Common Stock as of December 31, 2018, which represent 16.73% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 8,276,401

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 8,276,401

CUSIP No. 882672108	13D	Page 13 of 16 Pages

The Plan may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 2,250,000 shares of Common Stock as of December 31, 2018, which represent 4.78% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 2,250,000

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 2,250,000

P. Collery may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 10,526,401 shares of Common Stock as of December 31, 2018, which represent 20.65% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 10,526,401

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 10,526,401

E. Collery may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 8,687,770 shares of Common Stock as of December 31, 2018, which represent 17.49% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 8,687,770

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 8,687,770

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be the aggregate of (i) 45,587,586, as disclosed on the Issuer’s Form 10-K filed with the SEC on December 14, 2018, and (ii) the number of shares of Common Stock that would be obtained by the Reporting Persons upon the exercise of any convertible securities held by the Reporting Persons.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c)                Other than as disclosed in Item 3 and Item 4, there have been no transactions in the shares of Common Stock by the Reporting Persons during the past sixty days.

(d)               The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.

P. Collery, E. Collery, Koffler, Bird and Hurwitz, by virtue of their status as members of SCFLLC, the general partner of the Fund, may be deemed to share with the Fund and SCFLLC the power to vote or direct the vote and to dispose or to direct to dispose the disposition of shares of Common Stock of which the Fund is the direct beneficial owner

P. Collery, by virtue of his status as trustee of the Plan, may be deemed to share with the Plan the power to vote or direct the vote and to dispose or to direct to dispose the disposition of shares of Common Stock of which the Plan is the direct beneficial owner

(e)               Not applicable.

CUSIP No. 882672108	13D	Page 14 of 16 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 26, 2015, the Fund participated in the Issuer’s rights offering, comprised of subscription units and oversubscription rights, whereby the Fund purchased 938,312 units at a price of $0.22 per unit, for a total consideration of $206,429. Each Unit consists of one share of the Issuer’s Common Stock, one five year non-transferable Class A warrant exercisable for one share of the Issuer’s common stock at $0.35 per share and one five-year non-transferable Class B warrant exercisable for one share of the Issuer’s common stock at $0.50 per share, for a total of 938,312 Common Stock, 1,876,624 Warrants, consisting of 938,312 Class A Warrants exercisable at $0.35 per share, and 938,312 Class B Warrants exercisable at $0.50 per share.

The Fund entered into a subscription agreement (the “Fund Subscription Agreement”) on November 19, 2015, in which the Fund purchased 1,000,000 units at a price of $0.20 per Unit, for a total consideration of $200,000. Each Unit consists of one share of the Issuer’s Common Stock, and two five year non-transferable Warrants exercisable at $0.35 per share of Common Stock, consisting of 1,000,000 Common Stock and 2,000,000 Warrants, exercisable at $0.35 per share.

The Plan entered into a subscription agreement (the “Plan Subscription Agreement”) on November 19, 2015, in which the Plan purchased 1,000,000 units at a price of $0.20 per Unit, for a total consideration of $200,000. Each Unit consists of one share of the Issuer’s Common Stock, and two five year non-transferable Warrants exercisable at $0.35 per share of Common Stock, consisting of 1,000,000 Common Stock and 2,000,000 Warrants, exercisable at $0.35 per share.

Prior to his employment at the Fund and SCFLLC, E. Collery entered into a subscription agreement (the “E. Collery Subscription Agreement”) on November 19, 2015, in which E. Collery purchased 100,000 units at a price of $0.20 per unit, for a total consideration of $20,000. Each Unit consists of one share of the Issuer’s Common Stock, and two five year non-transferable Warrants exercisable at $0.35 per share of Common Stock, consisting of 100,000 Common Stock and 200,000 Warrants, exercisable at $0.35 per share.

CUSIP No. 882672108	13D	Page 15 of 16 Pages

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated February 13, 2019

Exhibit 2 –Form of Subscription Agreement

Exhibit 3 – Form of November 2015 Warrants

Exhibit 4 – Form of January 2015 Warrants

CUSIP No. 882672108	13D	Page 16 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

SC FUNDAMENTAL VALUE FUND, L.P.
By: SC Fundamental LLC, its General Partner

By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

SC FUNDAMENTAL LLC

By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

SC FUND MANAGEMENT PROFIT SHARING PLAN

By:	/s/ Peter Collery, its trustee
Name: Peter Collery
Title: Trustee

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for
Peter M. Collery (1)

/s/ Edward A. Collery
Edward A. Collery

/s/ Neil H. Koffler
Neil H. Koffler

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
John T. Bird (2)

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
David A. Hurwitz (3)

(1)	Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of Trans World Corporation, filed on January 24, 2013, and is incorporated herein by reference.

(2)	Executed by Neil H. Koffler as Attorney-in-Fact for John T. Bird. The Power of Attorney for Mr. Bird is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.

(3)	Executed by Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz. The Power of Attorney for Mr. Hurwitz is attached as Exhibit 4 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

SCHEDULE B

The name and present principal occupation or employment of the members of SC Fundamental LLC are set forth below. The business address of each member is 747 Third Avenue, 27th Floor New York, New York 10017. All persons are United States citizens.

Name and Position	Present Principal Occupation or Employment

Peter M. Collery	Member and President of SC Fundamental LLC
President and Member	and SC Fund Management LLC

Edward A. Collery	Member and Vice President of SC Fundamental LLC
Vice President and Member	and SC Fund Management LLC

Neil H. Koffler	Member, Vice President, Secretary and Treasurer of
Vice President, Secretary,	SC Fundamental LLC and SC Fund Management LLC
Treasurer and Member

John T. Bird	Member and Vice President of SC Fundamental LLC
Vice President and Member	and SC Fund Management LLC

David A. Hurwitz	Member and Vice President of SC Fundamental LLC
Vice President and Member	and SC Fund Management LLC